UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-282120) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 13, 2024, AS AMENDED, AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-183277) ORIGINALLY FILED WITH THE SEC ON AUGUST 13, 2012, AS AMENDED.

Information Contained in this Report

Debt Private Placement

On June 10, 2026, Manchester United Football Club Limited (the “Company”), an indirect wholly owned subsidiary of Manchester United plc (the “Registrant”), issued $550,000,000 in aggregate principal amount of 5.36% Senior Secured Notes due June 10, 2031 (the “Notes”) pursuant to a note purchase agreement (the “Note Purchase Agreement”), dated as of June 10, 2026, by and among the Company, certain of the Registrant’s indirect wholly owned subsidiaries, as guarantors (collectively, the “Guarantors”), the purchasers party thereto, and the Bank of New York Mellon, as paying agent.

The Notes are unconditionally guaranteed by the Guarantors and are secured against certain assets of those entities. The Note Purchase Agreement contains financial and negative covenants substantially similar to the Company’s existing 3.79% Senior Secured Notes due June 26, 2027 (the “2027 Notes”).

The Company may prepay all or a portion of the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, upon notice to the holders, for 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus (subject to certain exceptions) a make-whole premium as set forth in the Note Purchase Agreement.

The Company intends to use the proceeds from the sale of the Notes:

•	to prepay the outstanding principal amount of the 2027 Notes, together with accrued and unpaid interest thereon and the applicable make-whole premium, in accordance with the note purchase agreement governing the 2027 Notes; and

•	for general corporate purposes.

The Notes were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Notes have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Notes may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Amendments to Term Facility Agreement and Revolving Facility Agreement

On June 10, 2026, Red Football Limited, an indirect wholly owned subsidiary of the Registrant, entered into (i) a seventh amendment and restatement agreement with, among others, Bank of America Europe Designated Activity Company, as agent and lender (the “Term Facility ARA”), relating to the existing term facility agreement (the “Original Term Facility Agreement”) and (ii) a fourth amendment and restatement agreement with, among others, Bank of America Europe Designated Activity Company, as agent (the “Revolving Facility ARA”), relating to the existing revolving facility agreement (the “Original Revolving Facility Agreement”). The Term Facility ARA and the Revolving Facility ARA amend and restate the Original Term Facility Agreement and the Original Revolving Facility Agreement (as applicable) to, among other things:

•	align the Original Term Facility Agreement and the Original Revolving Facility Agreement with the applicable covenants, baskets and financial covenant level set out in the Note Purchase Agreement and other corresponding changes as required to reflect the terms of the Note Purchase Agreement; and

•	in the case of the Original Term Facility Agreement only, extend the maturity of the term facility from August 6, 2029 to June 10, 2031.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about the prepayment of the 2027 Notes, and are based on the current beliefs, expectations and assumptions of the Registrant’s management with respect to future events and are subject to a number of significant risks and uncertainties. It is important to note that the Registrant’s performance, and actual results, financial condition and business could differ materially from those expressed in such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or the negative of these words, variations thereof or similar expressions are intended to identify such forward-looking statements.

You should understand that forward-looking statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Registrant believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Registrant’s actual financial results or results of operations and could otherwise cause actual results to differ materially from those in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to the satisfaction of the conditions precedent to the consummation of the transactions described herein, as well as the various factors discussed in the “Risk Factors” section and elsewhere in the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-182535), and in the Registrant’s Annual Report on Form 20-F (File No. 001-35627), as supplemented by the risk factors contained in the Registrant’s other filings with the SEC. All forward-looking statements contained herein are qualified by these cautionary statements. Except as required by law, the Registrant undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Except as required by law, the Registrant is not under any duty to update any of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2026

MANCHESTER UNITED PLC

By:	/s/ Joel Glazer
Name: Joel Glazer
Title: Executive Co-Chairman